FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     BANCO DE CHILE
REPORT ON FORM 6-K

Attached are English translations of the press releases published by Banco de Chile in local newspapers on March 28, 2008 and March 29, 2008, informing of the resolutions adopted at the Ordinary Shareholders meeting and at the subsequent Board of Directors meeting, held on March 27, 2008 and March 28, 2008 respectively, with regards to the renewal of the Board of Directors and the payment of dividends, and several appointments made at the Board of Directors.

     BANCO DE CHILE
ESSENTIAL INFORMATION

Banco de Chile informs to its clients and general public, the following essential information regarding this institution:

1.- It was agreed at the Ordinary Shareholders Meeting of the Bank, held on March 27, 2008, to completely renew the Board of Directors, due to the end of the legal and statutory three years term established for the Board of Directors. It was also agreed to designate Alternate Directors.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors for a three years term:

Directors:	Raúl Anaya Elizalde
Jorge Awad Mehech
Jacob Ergas Ergas
Jaime Estévez Valencia
Juan Andrés Fontaine Talavera
Pablo Granifo Lavín
Andrónico Luksic Craig
Guillermo Luksic Craig
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Fernando Quiroz Robles

Alternate Directors:	Rodrigo Manubens Moltedo (First Director)
Thomas Fürst Freiwirth (Second Director)

2.- At the extraordinary Board of Directors meeting No BCH 2,663 held on March 28, 2008, it was agreed to make the following appointments:

Board of Directors President:	Pablo Granifo Lavín
Board of Directors Vice-President:	Andrónico Luksic Craig

Advisers to the Board	Hernán Büchi Buc
Jorge Ergas Heymann
Francisco Garcés Garrido

Pursuant to Articles 9 and 10 of the Securities Market Law No. 18,045, Article 44 of the General Banking Law, and Chapter 18-10 of the Updating Recompilation of Norms of this Superintendency, we inform the above as an Essential Information.

Sincerely,

Fernando Cañas Berkowitz
GENERAL MANAGER

     BANCO DE CHILE
DISTRIBUTION OF DIVIDENDS

At the Ordinary Shareholders Meeting of the Bank, held on March 27, 2008, it was agreed the distribution and payment of dividend N°196, in the amount of CLP$3.359690 per Banco de Chile common share, with charge to the 2007 income of Banco de Chile. Also, it was agreed the distribution and payment of a dividend of CLP$2.626161 per share of the Serial “Banco de Chile-S”. The respective shareholders of the Bank may dispose of the aforesaid dividends at any Branch of Banco de Chile.

The payment of dividends for those shareholders, who have granted the specific instruction, will be deposit in the account mentioned for that effect.

Shareholders registered at the Shareholders Register of the Bank on or before March 19, 2008 shall have the right to receive dividends.

Fernando Cañaz Berkowitz
GENERAL MANAGER

Santiago, March 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31st, 2008

Banco de Chile

/S/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO